September 4, 2025

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: North Star Recovery & Wellness, LLC

Amendment Withdrawal

Request for Withdrawal of Offering Statement on Form 1-A/A

Filed August 25, 2025

File No. 024-12571

To Whom It May Concern,

On behalf of North Star Recovery & Wellness, LLC (the Company), we hereby submit this letter to notify the Securities and Exchange Commission (the SEC) of an inadvertent EDGAR filing submission error. On August 25, 2025, the Company filed with the SEC (via EDGAR) Exhibit Only Amendment to Offering Statement on Form 1-A (File No. 024-12571) under form type 1-A/A (accession no. 0001641172-25-025420) instead of 1-A POS. The Company hereby withdraws Amendment to Offering Statement on Form 1-A under form type 1-A/A filed on August 25, 2025. The Company has refiled the Amendment to Offering Statement on Form 1-A under form type 1-A POS on August 27, 2025 to correct this error.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (940) 205-5167 or email me at Jonathan@crowdfundinglawyers.net.

Sincerely,

/s/ Dodson Robinette PLLC